SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

Stanley Furniture Company, Inc.

(Name of Issuer)

Common Stock, Par Value $0.02 Per Share

(Title of Class of Securities)

854305208

(CUSIP Number)

Steven A. Hale II	with a copy to
Manager	Ryan M. Smith, Esq.
Hale Partnership Capital Management, LLC	Moore & Van Allen, PLLC
5960 Fairview Road, Suite 432	100 N. Tryon Street, Suite 4700
Charlotte, NC 28210	Charlotte, NC 28202
(704) 970-2012	(704) 331-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 30, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 854305208	13D	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS HALE PARTNERSHIP CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO; AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF NORTH CAROLINA, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares of Common Stock
	8	SHARED VOTING POWER 1,504,255 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER 1,504,255 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,504,255 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2% of the outstanding Common Stock
14	TYPE OF REPORTING PERSON OO; IA

CUSIP NO. 854305208	13D	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS HALE PARTNERSHIP CAPITAL ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO; AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF NORTH CAROLINA, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares of Common Stock
	8	SHARED VOTING POWER 1,504,255 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER 1,504,255 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,504,255 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2% of the outstanding Common Stock
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 854305208	13D	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS HALE PARTNERSHIP FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares of Common Stock
	8	SHARED VOTING POWER 1,241,100 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER 1,241,100 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,241,100 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4% of the outstanding Common Stock
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 854305208	13D	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS MGEN II – HALE FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares of Common Stock
	8	SHARED VOTING POWER 82,055 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER 82,055 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 82,055 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6% of the outstanding Common Stock
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 854305208	13D	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSONS CLARK – HALE FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares of Common Stock
	8	SHARED VOTING POWER 181,100 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER 181,100 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 181,100 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2% of the outstanding Common Stock
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 854305208	13D	Page 7 of 12 Pages

1	NAMES OF REPORTING PERSONS STEVEN A. HALE II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO; AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares of Common Stock
	8	SHARED VOTING POWER 1,504,255 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER 1,504,255 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,504,255 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2% of the outstanding Common Stock
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 854305208	13D	Page 8 of 12 Pages

ITEM 1.	SECURITY AND ISSUER.

This statement (the “Statement”) relates to the common stock, par value $0.02 per share (the “Common Stock”), of Stanley Furniture Company, Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 200 North Hamilton Street, No. 200, High Point, North Carolina, 27260.

ITEM 2.	IDENTITY AND BACKGROUND.

(a) This Statement is filed by the following persons (the “Reporting Persons”):

Reporting Person	State of Organization
Hale Partnership Capital Management, LLC (“Hale Adviser”)	North Carolina
Hale Partnership Capital Advisors, LLC (“Hale GP”)	North Carolina
Hale Partnership Fund, L.P. (“Hale Fund I”)	Delaware
MGEN II – Hale Fund, L.P. (“Hale Fund II”)	Delaware
Clark – Hale Fund, L.P. (“Hale Fund III” and, together with Hale Fund I and Hale II, the “Hale Funds”)	Delaware
Steven A. Hale II (“Mr. Hale”)	n/a

Prior to the filing of this Statement, the Reporting Persons reported their beneficial ownership of the Common Stock of the Company with certain other stockholders as part of a “group,” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”), on a Statement of Beneficial Ownership on Schedule 13D previously filed on December 22, 2014, as subsequently amended (the “Former Schedule 13D”). On January 30, 2017, such group was terminated and dissolved, as addressed in Item 4 below. Accordingly the Reporting Persons now are filing this Statement.

(b) The principal business and principal office address for each of the Reporting Persons is 5960 Fairview Road, Suite 432, Charlotte, NC 28210.

(c) The principal business or occupation of each Reporting Person is as follows:

Reporting Person	Principal Business or Occupation
Hale Adviser	Investment manager of the Hale Funds
Hale GP	General partner of the Hale Funds
Hale Fund I	Investment Fund
Hale Fund II	Investment Fund
Hale Fund III	Investment Fund
Mr. Hale	Manager of Hale Adviser and Hale GP

(d) During the last five years, none of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons have been a party to any civil proceeding of any judicial or administrative body of competent jurisdiction, as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Hale is a United States citizen.

CUSIP NO. 854305208	13D	Page 9 of 12 Pages

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

All purchases of the Common Stock have been made by or on behalf of the Hale Funds using the investment capital of the Hale Funds. The aggregate purchase price of the Common Stock acquired was approximately $3,825,539 (excluding brokerage commissions and transaction costs).

ITEM 4.	PURPOSE OF TRANSACTION.

The primary purpose of the Reporting Persons’ acquisition of Common Stock is for investment, though the Reporting Persons have taken certain (and expect to take other) actions to encourage the Company to enhance value for its stockholders. As noted in Item 2 above, the Reporting Persons previously reported their holdings of Common Stock on the Former Schedule 13D.

On January 30, 2017, the Reporting Persons entered into an agreement with the Company (the “Hale Agreement”), pursuant to which the Company appointed Mr. Hale to the Company’s Board of Directors (the “Board”), as well as to the Corporate Governance and Nominating Committee and Compensation and Benefits Committee of the Board, effective February 1, 2017, for a term expiring at the Company’s 2017 Annual Meeting of Stockholders (the “2017 Annual Meeting”), and the Reporting Persons withdrew their prior nomination of two candidates for election to the Board at the 2017 Annual Meeting. Pursuant to the Hale Agreement, the Board has also nominated Mr. Hale and Jeffrey S. Gilliam (“Mr. Gilliam”), a director of the Company who was appointed to the Board pursuant to a prior agreement by and among the Company, certain Reporting Persons and other stockholders and whose term expires at the 2017 Annual Meeting, for election by the stockholders at the 2017 Annual Meeting for a term that would expire at the Company’s 2020 Annual Meeting of Stockholders. In accordance with the Hale Agreement, the Board will also reduce the size of the Board from seven to six members no later than immediately following the 2017 Annual Meeting, when the term of Mr. T. Scott McIlhenny, a current member of the Board, expires. Pursuant to the Hale Agreement, Mr. Hale has agreed to serve on the Board without compensation. Mr. Hale is expected to enter into the Company’s standard indemnification agreement with its directors.

The Hale Agreement contains various other terms and provisions, including with respect to standstill and voting commitments entered into by the Reporting Persons. The Hale Agreement also permits the Reporting Persons to purchase up to an additional 8% of the Common Stock without becoming an Acquiring Person as defined in the Rights Agreement, dated December 5, 2016, between the Company and Continental Stock Transfer & Trust Company, as Rights Agent (as amended by Amendment No. 1 to the Rights Agreement, dated January 30, 2017).

On January 30, 2017, in connection with entering into the Hale Agreement, the Company entered into Amendment No. 1 (the “Amendment to the 2016 Agreement”) to the agreement between the Company, Hale Adviser, Hale GP, Hale Fund I, Hale Fund II, Mr. Hale, certain other stockholders and Mr. Gilliam (collectively, the “Old Group”) entered January 7, 2016 (the “2016 Agreement”), which contained, among other things, agreements between the Company and the Old Group regarding director nomination rights, the size of the Board, and the appointment of Justyn R. Putnam to the Board. Pursuant to the terms and conditions of the Hale Agreement and the Amendment to the 2016 Agreement, the material obligations of the parties to the 2016 Agreement were either fully performed or eliminated.

None of the Reporting Persons has any present plan or proposal that would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D, except as described in this Statement or as may be proposed by the Reporting Persons’ or their director nominees in their capacities as directors of the Company or by the Board with the participation of such directors or director nominees. The Reporting Persons reserve the right in the future to formulate any such plans or proposals, and to take any actions with respect to their investments in the Company, including any or all of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may in the future acquire additional shares of the Common Stock or dispose of some or all of the shares of Common Stock held by them in open-market transactions or privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable, subject to applicable law.

CUSIP NO. 854305208	13D	Page 10 of 12 Pages

The foregoing descriptions of the Hale Agreement, the 2016 Agreement and the Amendment to the 2016 Agreement are qualified in their entirety by reference to the full text of such agreements and all exhibits thereto, which are filed as Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3, respectively, to this Statement and incorporated herein by reference.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)-(b) The Reporting Persons beneficially own in the aggregate 1,504,255 shares of Common Stock, which represents approximately 10.2% of the Company’s outstanding shares of Common Stock. Each percentage ownership of shares of Common Stock set forth in this Statement is based on 14,732,199 shares of Common Stock reported by the Company as outstanding as of October 21, 2016 in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 26, 2016.

Each of the Hale Funds directly holds the number and percentage of shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement. The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Statement are incorporated herein by reference.

Hale Adviser, as the investment manager of the Hale Funds, Hale GP, as the general partner of the Hale Funds, and Mr. Hale, as the sole manager of Hale Adviser and Hale GP, may be deemed to have the shared power to direct the voting and disposition of shares of Common Stock beneficially owned by the Hale Funds and, consequently Hale Adviser, Hale GP and Mr. Hale may be deemed to possess indirect beneficial ownership of such shares. Hale Adviser, Hale GP and Mr. Hale disclaim beneficial ownership of such shares for all other purposes.

(c) None.

(d) None.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The disclosure required by this Item and included in Item 4 is incorporated by reference.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, which agreement is set forth on the signature page to this Statement.

CUSIP NO. 854305208	13D	Page 11 of 12 Pages

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.	Description	Incorporated By Reference To

99.1	Agreement, dated January 30, 2017, by and among the Company and the Reporting Persons listed on Exhibit A thereto.	Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on January 30, 2017 (File No. 001-34964).

99.2	Agreement, dated January 7, 2016, by and among the Company and certain of the Reporting Persons and other parties listed on Exhibit A thereto.	Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on January 8, 2016 (File No. 001-34964).

99.3	Amendment No. 1, dated as of January 30, 2017, to the Agreement, dated as of January 7, 2016, by and among the Company and certain of the Reporting Persons and other parties listed on Exhibit A thereto.	Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on January 30, 2017 (File No. 001-34964).

CUSIP NO. 854305208	13D	Page 12 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.

Dated: February 9, 2017

HALE PARTNERSHIP CAPITAL MANAGEMENT, LLC

By:	/s/ Steven A. Hale II
Name:	Steven A. Hale II
Title:	Manager

HALE PARTNERSHIP CAPITAL ADVISORS, LLC

By:	/s/ Steven A. Hale II
Name:	Steven A. Hale II
Title:	Manager

HALE PARTNERSHIP FUND, L.P.

By:	Hale Partnership Capital Advisors, LLC, its General Partner

	By:	/s/ Steven A. Hale II
	Name:	Steven A. Hale II
	Title:	Manager

MGEN II – HALE FUND, L.P.

By:	Hale Partnership Capital Advisors, LLC, its General Partner

	By:	/s/ Steven A. Hale II
	Name:	Steven A. Hale II
	Title:	Manager

CLARK – HALE FUND, L.P.

By:	Hale Partnership Capital Advisors, LLC, its General Partner

	By:	/s/ Steven A. Hale II
	Name:	Steven A. Hale II
	Title:	Manager

/s/ Steven A. Hale II
STEVEN A. HALE II